Mail Stop 3-5
      March 28, 2005

Via U.S. Mail
David H. Johnson
Executive Vice President and
General Counsel
Warner Music Group
75 Rockefeller Plaza
New York, New York 10019

Re:  	Warner Music Group Corp.
      Form S-1 filed March 11, 2005
      File No. 333-123249

Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Inside Front Cover

1. Please provide us with the artwork you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation
Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

2. Please move the dealer prospectus delivery requirement to appear on the back cover page. Refer to Item 502(b) of Regulation S-K.
Market and Industry Data and Forecasts, page ii

3. Please revise to clarify that you believe the sources, forecasts and, research are reliable; that is, use the active voice.

Basis of Presentation, page ii

4. We do not understand why this section is here. Please reposition it at the end of the summary, making any necessary changes.

5. In your revised discussion, quantify the total amount of the preferential payment on the Class L common stock and identify the source of funds for such payments.

6. In addition, indicate the amount of Class L common stock that will be converted and specify the approximate amounts of additional common stock that will be issued.

7. Revise your disclosure to clarify what the "certain corporate events" mentioned in the next-to-last paragraph are.

Increased costs associated with corporate governance, page 10

8. We are not able to follow your argument that better internal controls and financial reporting may cause your director and officer liability insurance to increase. Please revise or advise.

Special Note Regarding Forward-Looking Statements, page 26

9. Please remove the next-to-last paragraph on page 27. If you are aware of risks, discuss them.

Use of Proceeds, page 28

10. Revise the first bullet point in this section to set forth the interest rate and the maturity of the "certain indebtedness" of your subsidiaries.

The Transactions, page 31

The Investors, page 34

11. Revise this section to eliminate terms and phrases that do little more than market the Investors and the Investors` business, including terms such as "the world`s preeminent private equity investment firms," "leading private equity firm," "leading global private investment firm" and "one of the world`s leading private investment firms."


Principal and Selling Stockholders, page 125

12. Revise your disclosure to state that the selling stockholders
"may be deemed" underwriters in this offering.

Certain Relationships and Related Party Transactions, page 128

Certain US Federal Income and Estate Tax Consequences, page 148

13. It is unclear why your tax discussion is limited to non-US holders. Revise to include US holders or supplementally provide an explanation.

14. Please remove the disclaimer that the summary is "for general information only."

Underwriting, page 151

15. Supplementally provide us with a description of the procedures for the electronic offer, sale and distribution of the shares and identify the underwriters who may engage in such a distribution. Address how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular: (1) the communications used; (2) the availability of the preliminary prospectus; (3) the manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and
(4) the funding of an account and payment of the purchase price. Alternately, if your procedures have been favorably reviewed by the staff, please let us know.



******


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions on the financial statements and related disclosure Theresa Messinese at (202) 942-1785, or Michael Fay at
(202) 942-1907.  Direct any other questions to Hanna Teshome at
(202)
942-2975, or in her absence to me at (202) 942-1850.

							Sincerely,


							Max A. Webb
							Assistant Director






cc:  	via facsimile (212) 455-2502
      Edward P. Tolley, III Esq.
      Simpson Thacher & Bartlett LLP
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Warner Music Group
March 28, 2005
Page 1